January 22, 2007

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

      Re: **Dynasty Gaming, Inc.**
               Amendment No. 5 to Registration Statement on Form 20-F
               Filed January 11, 2007
               File No. 000-52126

Dear Mr. Barbusci:

      We have completed our review of your registration statement and have no further comments at this time.

                                               Sincerely,

                                               Karen J. Garnett
                                                 Assistant Director

cc: Richard A. Friedman
        Sichenzia Ross Friedman Ference LLP (via fax)